ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/003 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 5, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation Interest Increase in Exploration Project - Cambodia Block B

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a participation interest in Cambodia B Project and is the operator of this project. The other joint venture partners are Resourceful Petroleum Limited (RPL), SPC Cambodia Ltd. (SPC) and CE Cambodia B Ltd. (CEL).

PTTEP wishes to announce that PTTEPI and other joint venture partners have exercised their pre-emption rights to purchase the entire 10% participation interest of CEL. After the acquisition, PTTEPI will increase its participation interest from 30% to 33.333334%. The existing joint venturers have offered to purchase the entire participation interest of CEL for US$ 3.5 million. The joint venturers will pay the upfront amount of US$ 1 million after receiving approval from Cambodian government and will be required to start the payment of the remaining amount when production reaches 100 million barrels of oil equivalent onwards. After the approvals, the joint venture partners will consist of PTTEPI, RPL and SPC with 33.333334 %, 33.333333% and 33.333333% participation interests respectively.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 001 / 2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

January 3, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well Zawtika-1A, offshore Myanmar M9 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 250-300 kilometers south of Yangon.

PTTEP wishes to report that the exploration well Zawtika – 1A was spudded on December 4th, 2006. The well was drilled to a total depth of 3,567 meters and encountered natural gas bearing formation. Three flow rate testing (Tubing Stem Test*-TST) were conducted. The first test indicated a natural gas maximum flow rate of approximately 32 million standard cubic feet per day (MMSCFD). The second test indicated a maximum natural gas flow rate of approximately 26.6 MMSCFD and the third test indicated a maximum natural gas flow rate of approximately 12.8 MMSCFD. The successful combined flow rate of 71.4 MMSCFD confirms the future potential core development area in block M9.

To estimate the petroleum reserves and prepare a development plan for future production, PTTEP will continue to drill seven more exploration and delineation wells in this block which are expected to be finished in July 2007.

Yours sincerely,

Maroot Mrigadat
President

*<u>Remark</u>: Tubing Stem Test (TST) is a flow rate testing technology in which PTTEP has developed from technology in the Gulf of Thailand to firstly apply on the floater. The result of using TST on the floater helps reducing time consumed and drilling cost. The company believes that this TST on floater is "The First Tubing Stem Test on Floater ever".